Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of X-Rite, Incorporated for the registration of debt securities, common stock, preferred stock, depositary shares, warrants, stock purchase contracts, and stock purchase units and to the incorporation by reference therein of our report dated March 3, 2007, with respect to the consolidated financial statements and schedule of X-Rite, Incorporated, X-Rite, Incorporated management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of X-Rite, Incorporated, included in its Annual Report (Form 10-K) for the fiscal year ended December 30, 2006, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Grand Rapids, Michigan
August 15, 2007